

07005113

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27543

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TREVOR COLE REID + MONROE

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 MADISON AVE SUITE 50
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHILIP AGISIM 212 371 3933
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHN P COMPARATO CPA PC
(Name – *if individual, state last, first, middle name*)

PO BOX 588 (Address) STONY BROOK (City) NY (State) 11790 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 01 2007
WASH, D.C.
202
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
MAR 28 2007
THOMSON
FINANCIAL

OATH OR AFFIRMATION

I, LESLIE AGISIM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TREVOR COLE REID + MONROE, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Title

Philip Agisim
Notary Public, State of N.Y.
No. 31-4959915
Commission Expires Dec.18,2009



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TREVOR, COLE, REID & MONROE

REPORT ON EXAMINATION OF FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2006

TREVOR, COLE, REID & MONROE, INC.

INDEX

DECEMBER 31, 2006

P.O. Box 588 ▪ Stony Brook, NY 11790
631.689.0400 ▪ 631.689.2877 Fax



JOHN P. COMPARATO C.P.A., P.C.

February 22, 2007

To the Board of Directors
Trevor, Cole, Reid & Monroe, Inc.
New York, NY

We have audited the accompanying statements of financial condition of Trevor, Cole, Reid & Monroe, Inc. as of December 31, 2006, and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides and reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in conformity with generally accepted accounting principles, the financial position of Trevor, Cole, Reid & Monroe, Inc. as of December 31, 2006, the results of its operations and cash flows for the year then ended.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole of Trevor, Cole, Reid & Monroe, Inc. The supplementary information presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



John P. Comparato

TREVOR, COLE, REID & MONROE, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS	
CURRENT ASSETS	
Cash	$ 5,665
Due from Affiliate	18,899
TOTAL ASSETS	24,564
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accrued Expenses	$ 100
	100
STOCKHOLDER'S EQUITY	
Common Stock	9,800
Additional Paid-In Capital	48,245
Retained Earnings (Deficit)	<33,581>
TOTAL STOCKHOLDER'S EQUITY	24,464
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 24,564

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

TREVOR, COLE, REID & MONROE, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE	$ 10,119
EXPENSES	
SEC Fees	1,178
Rent	2,000
Professional Fees	2,750
Office Expenses	1,178
Travel	1,400
Other	359
TOTAL EXPENSES	8,865
NET INCOME <LOSS> BEFORE PROVISION TAXES	1,254
PROVISION FOR TAXES	<1,390>
NET INCOME <LOSS>	$ < 136>

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

TREVOR, COLE, REID & MONROE, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings <Deficit>
Balance, December 31, 2006	$ 9,800	$ 48,245	$ <33,445>
Net Income <Loss>	--	--	<136>
Balance, December 31, 2006	$ 9,800	$ 48,245	$<33,581>

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

TREVOR, COLE, REID & MONROE, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAH ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITES	
Net Income < Loss >	$ < 136 >
Changes in Operating Assets and Liabilities:	
Decrease in Commissions Payable	< 400 >
Decrease in Accrued Expenses	< 650 >
Due from Affiliate	< 17,713 >
NET CASH INCREASE BY OPERATION ACTIVIES	< 18,889 >
CASH FLOWS PROVIDED FROM FINANCING ACTIVTTES	--
NET DECREASE IN CASH	
CASH AT BEGINNING OF YEAR	24,564
CASH AT END ON YEAR	$ 5,665

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

TREVOR, COLE, REID & MONROE, INC.

NOTES TO THESE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

NOTE 1 – GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

Trevor, Cole, Reid & Monroe (the "Company") is registered as a broker and dealer in securities under the Securities Exchange Act of 1934.

The Company clears all of its transactions though one security clearing firm. The company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2) (ii) since it uses another firm for security clearing.

Securities transactions and related revenues are recorded in the financial statements on a settlement-date basis: however, all transactions are reviewed and adjusted on a trade-date basis for significant amounts.

NOTE 2 – NET CAPITAL REQUIREMENTS

The company is subject to the securities and exchange commissions uniform net capital rule (rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2006 the Company had net capital of $ 5,565 which was $ 565 in excess of the amount required. The company's net capital ratio was .02 to 1.

NOTE 3 – FINANCIAL INSTRUMENTS WITH CONCENTRATION OF CREDIT RISK

As a securities broker dealer, the Company is engaged in various trading brokerage activates on a principal and agency basis. The Company's exposure to the credit risk occurs in the event that the customer, clearing agent or counterparts do not fulfill their obligations of transaction.

TREVOR, COLE, REID & MONROE, INC.

COMPUTATION OF THE NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2006

NET CAPITAL	
Total Ownership Equity	$ 24,464
Add:	
Liabilities Subordinated to Claims of General Creditors	
Allowable in Computation of Net Capital	0
Other (Deductions) or Allowable Credits	0

Total Capital and Allowable Subordinated Liabilities	
Deductions and / of Charges:	
Non-allowable Assets	$ 18,889

Net Capital before Haircuts on Securities Positions	5,565
Haircuts on Securities Positions	0

Net Capital	5,565
	=========
AGGREGATE INDEBTEDNESS	
Commissions Payable and Accrued Liabilities	100
	=========
COMPUTATION OF BASIC NET CAPITAL REQUIRMENT	
Minimum Net Capital Required	5,000
	=========
Excess Net Capital @ 1000%	5,535
	=========
Ratio: Aggregate Indebtedness to Net Capital	.02 to 1

There is no substantial difference between this audited computation of net capital and that included in the Company's unaudited December 31, 2006 Focus Part IIA filing.

P.O. Box 588 ■ Stony Brook, NY 11790
631.689.0400 ■ 631.689.2877 Fax



JOHN P. COMPARATO C.P.A., P.C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors
Trevor, Cole, Reid & Monroe Inc.

We have examined the financial statements of Trevor, Cole, Reid & Monroe Inc. for the year ended December 31, 2006 and have issued our report therein dated February 19, 2007. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required be generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedure followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 of in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers of perform custodial functions relating to customer securities.

The management of Company is responsible for establishing and maintaining a system of internal accounting control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and practices and procedures referred to in the preceding paragraph to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from the unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and not procedures referred to above, errors or irregularities may never the less occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in the conditions of the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Trevor, Cole, Reid & Monroe, Inc. as a whole. However, our study and evaluation disclosed no condition that we believed to be material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for it's purposed in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used to other purpose.

John C Gergest CPA

END